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                                                SEC File Number:       001-11226
                                                     CUSIP Number:     G8915Z102



                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |_|  Form 10-K  |_|  Form 20-F   |_| Form 11-K    |X|    Form 10-Q
             |_|  Form N-SAR |_|     Form N-CSR
                  For Period Ended:   September 30, 2005
                                     -------------------------------------------

|_|  Transition Report on Form 10-K       |_| Transition Report on Form 10-Q
|_|  Transition Report on Form 20-F       |_| Transition Report on Form N-SAR
|_|  Transition Report on Form 11-K

          For the Transition Period Ended:
                                          -----------------------------------

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         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________


                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:   Tommy Hilfiger Corporation


Former Name if Applicable:


Address of Principal Executive Office (STREET AND NUMBER):


    9/F, Novel Industrial Building, 850-870 Lai Chi Kok Road, Cheung Sha Wan,
                               Kowloon, Hong Kong


City, State and Zip Code:

                                     PART II
                             RULES 12b-25(b) AND (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

    | (a) The reasons  described in  reasonable  detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
    | (b) The subject annual report, semi-annual report, transition report on | Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion
| | |     thereof, will be  filed  on or  before  the  fifteenth  calendar  day
    | following the prescribed due date; or the subject quarterly report of | transition report on Form 10-Q, or portion thereof, will be filed on | or before the fifth calendar day following the prescribed due date;
    |     and
    |
    | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.



                                    PART III
                                    NARRATIVE


         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                  On November 10, 2005, Tommy Hilfiger Corporation (the "Company") announced that it is delaying the filing of its Form 10-Q for its first quarter ended September 30, 2005 of fiscal 2006 ("2006 10-Q") pending the finalization of its annual report on Form 10-K and quarterly reports on Form 10-Q for the year ended March 31, 2005 and the first quarter ended June 30, 2005. As previously announced, the Company will restate its financial results for the fiscal years ended March 31, 2001, 2002, 2003 and 2004 and for the first quarter of the fiscal year ended March 31, 2005. The restatement is further described in the Company's Form 8-K filed on September 30, 2005. The final balances of accounts for the year ended March 31, 2005 may affect the previously reported preliminary results for the first quarter of fiscal 2006. In addition, finalization of the results for the fiscal quarter ended June 30, 2005 may affect those reported for the fiscal quarter ended September 30, 2005. The Company does not expect to be able to file its 2006 10-Q by the end of the 5 day period provided by Rule 12b-25(b)(2)(ii). The Company expects to file its annual report on Form 10-K and quarterly reports on Form 10-Q for the year ended March 31, 2005 in the near future. Immediately upon filing such reports the Company will work to finalize its results for the first and second quarters of fiscal 2006 and file its related quarterly reports on Form 10-Q.

                  The Company has undergone a comprehensive effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404") and plans to issue the results of these efforts upon filing its Annual Report on Form 10-K for the fiscal year ended March 31, 2005 (the "10-K"). The Company's Section 404 compliance efforts included documenting, evaluating the design, and testing the effectiveness of its internal control over financial reporting.

                  As previously disclosed, during this process, the Company identified a material weakness in certain controls relating to the adequacy of documentation supporting tax accounting positions and the capabilities of personnel within the corporate tax function and the Company's effective oversight of its outside tax advisors. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. This material weakness led to the untimely identification and resolution of certain tax accounting matters. As of March 31, 2005, the Company did not maintain effective controls over the accounting for income taxes including the determination and reporting of income taxes payable, deferred income tax assets and liabilities and the related income tax provision. This weakness has resulted in the above described restatement of the previously issued financial statements. As described in Exhibit 99.1 attached to the Company's Current Report on Form 8-K filed August 11, 2005, the Company has taken specific actions to address this material weakness in its tax function. The Company continues to address this material weakness described above and management believes these measures will be sufficient to remediate this weakness. In addition to such remediation actions to address this weakness in the Company's tax function, during the fourth quarter of fiscal 2005, the Company revised its accounting policies and procedures and enhanced its monitoring of accounting for leases and tenant allowances. As a result of the material weakness described above, the Company's management will conclude that as of March 31, 2005, the Company's internal control over financial reporting was not effective based on the criteria defined in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also as a result of this material weakness, management believes that the report of the Company's independent registered public accounting firm, will contain an adverse opinion with respect to the effectiveness of the Company's internal control over financial reporting as of March 31, 2005.

                  The Company continues to assess its findings and has not concluded as to whether there are any other material weaknesses to report under Section 404. Since management has not completed its testing and evaluation of the Company's internal control over financial reporting and control deficiencies identified to date, the Company's management may ultimately identify additional control deficiencies as being material weaknesses. In addition, the Company will evaluate whether the restatement of its financial statements is an indication of further material weaknesses. The Company will conclude its analyses and report its findings when it files the 10-K.

                  Management and the Company's Audit Committee have discussed with PricewaterhouseCoopers LLC, the Company's independent registered public accounting firm, the matters discussed above in this filing.

                                     PART IV
                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification


             Joseph Scirocco           (212)                    549-6000
--------------------------------------------------------------------------------
                  (Name)            (Area Code)           (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                               [ ] Yes [X] No


                  The Company has not filed its quarterly reports on Form 10-Q for the first quarter of the fiscal year ended March 31, 2006 or for the second or third quarters of the fiscal year ended March 31, 2005 or its Form 10-K for the fiscal year ended March 31, 2005.


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                                  [X] Yes [ ] No


         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                  On November 10, 2005, the Company announced that, on a preliminary basis, net revenue for the quarter ended September 30, 2005 was approximately $500 million compared to approximately $534 million for the second quarter of fiscal 2005. Revenue growth in the Company's International Wholesale segment and its Retail segment partially offset a decline in the U.S. Wholesale segment. Higher margins earned in International Wholesale and Retail, however, compensated for the decline in U.S. Wholesale revenue. As a result, the Company expects its operating income for the second quarter of fiscal 2006 to be somewhat higher than that of the comparable prior year period. Net income for the second quarter of fiscal 2006, however, is expected to be below that of the prior year, owing to an unusually low effective tax rate in fiscal 2005.


                  International wholesale revenue, consisting of the Company's European and Canadian wholesale businesses, totaled approximately $215 million for the second quarter of fiscal 2006 versus approximately $195 million a year earlier. The increase was driven primarily by continued momentum in Europe, where wholesale revenue grew by approximately 11%.


                  Retail revenue for the second quarter of fiscal 2006 was approximately $146 million compared to approximately $130 million a year earlier. Comparable sales at U.S. Company stores, the largest retail division, increased in the mid-single digit percentage for the quarter. As of September 30, 2005, the Company's worldwide store count was 217, including 168 Company stores and 49 specialty stores, compared to 195 stores a year earlier, consisting of 156 Company stores and 39 specialty stores. Included in the current year's total are 7 stores that the Company opened in the second quarter of fiscal 2006, as well as one closure.


                  U.S. wholesale revenue for the quarter ended September 30, 2005 was approximately $118 million compared to approximately $189 million for the quarter ended September 30, 2004. Volume declined comparably in each of the menswear, womenswear and childrenswear divisions, as a result of lower order levels from U.S. department stores. Approximately $23 million of this reduction is attributed to the Company's exit of the Young Men's Jeans and H Hilfiger wholesale businesses during fiscal 2005.


                  Licensing revenue for the second quarter of fiscal 2006 was approximately $19 million compared to approximately $20 million for the second quarter of fiscal 2005, with declines in U.S. licensing revenue partially offset by continued growth in international markets.

                           Tommy Hilfiger Corporation
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:             November 10, 2005         By:    /s/ Joseph Scirocco
         ------------------------------          -------------------------------
                                            Name:  Joseph Scirocco
                                            Title: Executive Vice President,
                                                   Chief Financial Officer and
                                                   Treasurer


         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.